November 28, 2005
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Pride International, Inc.

RE:	Response to SEC Staff Comment dated November 21, 2005
                                      We are responding to a comment received from the Staff of the SEC by letter from April Sifford dated November 21, 2005 regarding our current report on Form 8-K dated November 10, 2005 (filed on November 17, 2005). For your convenience, our response is prefaced by the Staff’s comment in italicized text. We respectfully request that the Staff review our response at its earliest convenience. Please advise us as of any further comments as soon as possible.
Form 8-K
Item 4.02(a)
1.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.
     We plan to file an amendment to our annual report on Form 10-K/A for the year ended December 31, 2004 and amendments to our quarterly reports on Form 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005 upon filing our quarterly report on Form 10-Q for the quarter ended September 30, 2005. We currently expect to be in a position to make these filings during the week of December 5, 2005, although the review of the financial statements by us and our independent registered public accounting firm is ongoing and further time could be needed.

     The company hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding by the Commission or any persons under the federal securities laws of the United States.

     Please contact Greg Looser, Senior Vice President and General Counsel, at (713) 789-1400 or David Kirkland of Baker Botts L.L.P. at (713) 229-1101 with any questions or comments.